Exhibit 1.01

Investor Relations	Media Relations
Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Corporation 678-259-8631 lgasper@cdcsoftware.com

CDC Games Launches Digimon RPG In the World’s Largest Online Games Market

Digimon RPG is Now Commercially Available in China

BEIJING, Sept. 25, 2008 — CDC Games, a business unit of CDC Corporation (NASDAQ: CHINA) and pioneer of the “free-to-play, pay for merchandise” model for online video games in China, announced today it has launched Digimon RPG, an online role-playing game based on the popular Japanese television animated series, in China, the world’s largest market for online games.

CDC Games licensed Digimon RPG from SK Telecom, a leading mobile telecommunications operator in South Korea. Launched more than four years ago in Korea by its developer, DIGITALIC, Digimon is already a very popular and mature game worldwide.

“We are very excited about the launch of Digimon RPG in the world’s largest online games market,” said Yongbo Cho, Convergence Game Business team leader, SK Telecom. “With CDC Games’ impressive games infrastructure in that country and its successful track record in the free-to-play online games market there, we believe Digimon RPG will be very successful in China.”

Digimon RPG is based on a series of very popular Japanese animated television shows called Digimon Adventure, Digimon Adventure 02, Digimon Tamers, Digimon Frontier and Digimon Savers, produced by Toei Animation co., Ltd. The widely known Japanese animated series of media and merchandise includes a cartoon series, anime, manga-style comics, toys, trading card games and other media. Digimon has been a popular TV series running on various channels in China since 2001. Currently, the first two seasons, Digimon Adventure and Digimon Adventure 02, can be seen on six channels throughout China, including an all-cartoon channel based in Shanghai that has a market reach of more than 100 million viewers in 20 major cities.

As part of the game, players collect and train virtual monsters called Digimon and battle other players. First, players select characters that include Tamers (e.g., Henry Wong or Rika Nonaka) and a starter Digimon (e.g., Gigimon or Gummymon). Then the Digimon battle other monsters until they reach level eleven, where they can begin capturing other Digimon. To enhance their chances of successfully capturing more Digimon, players can purchase nets from the online store. There, they can also purchase character enhancements for their Digimon and clothing for their avatar. Players can also trade with each other.

Battling is done in a turn-based style. Players begin with whichever Digimon they have set as their main Digimon. Each Digimon has a time bar that goes up over time. When the time bar fills, the Tamer may take action with that Digimon such as make maneuvers (like a card slash), switch in another Digimon they own, or even evolve their Digimon. Since the battles between Digimon are generally non-violent (fallen Digimon will have small birds flying around their heads), this online game is suitable for young gamers. The game also teaches a positive message to gamers because the children (i.e. Tamers) are helping the Digimon to defend the digital world, as well as the real world from evil forces. Many of today’s games involve more ambiguous enemies so fighting the evil forces is very straightforward and a more worthwhile goal for young gamers.

“We are very excited to launch Digimon RPG, a major new “green” online game for gamers in China,” said, John Huen, chief operating officer of CDC Games. “We expect the TV series airing in China will help to further heighten awareness for Digimon RPG and help position this healthy and non-violent online game for growth in the world’s largest online market.”

About CDC Games
CDC Games is a market leader in online and mobile games in China with more than 140 million registered users. CDC Games has also had approximately 11 million active users over the past 90 days, and over 30 million active users in the past 180 days. The company pioneered the “free-to-play, pay-for-merchandise” online games model in China with Yulgang and launched the first free-to-play, pay for merchandise FPS (first person shooter) game in China with Special Force.  Currently, CDC Games offers six popular MMO online games in China that include: Digimon RPG, Special Force, Yulgang, Shaiya, Mir III, and Eve Online. For more information on CDC Games, visit: www.cdcgames.net

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the potential popularity of Digimon RPG in China, the ability of CDC Games to launch and market Digimon, the potential success of Digimon in the market, the success of the cartoon series and other Digimon media, our expectations regarding the Digimon television series and its effect on awareness for Digimon RPG, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully Digimon; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report on form 20-F for the year ended December 31, 2007 filed on June 30, 2008 and as amended on September 15, 2008. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.